August 29, 2008

Via Federal Express and EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Anne Nguyen Parker, Branch Chief

Re:	SMF Energy Corporation Preliminary Proxy Statement on Schedule 14A Filed July 24, 2008 File No. 1-14488

Dear Ms. Parker:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 14, 2008, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

General

1.
If you file your amended proxy statement after your August 14, 2008 hearing before the Nasdaq Listing Qualifications Panel, please update the disclosure in your proxy statement to reflect the outcome of such hearing.

No decision has been made to date by the Nasdaq Listing Qualifications Panel. Language to such effect has been added to page 6 of the revised proxy statement.

2.	Please provide a report of your audit committee. See Item 407(d)(3) of Regulations S-K and Item 7(d) of Schedule 14A.

The Company will insert the report of its Audit Committee once the audited financial statements have been prepared by its independent auditors and it has had the required communications as identified in Item 407(d)(3) of Regulation S-K. A draft of the report, based on the assumption that no material issues arise from the preparation of the audited financial statements or the communications with auditors, is enclosed herewith as supplemental information. The Company hereby represents and undertakes that it will include the final report in its definitive proxy statement.

Securities and Exchange Commission
August 29, 2008

Approval of Amendment to the Company’s Certificate of Incorporation to Effect a Reverse Stock Split, page 5

3.
Your proposed reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss them in necessary detail. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Additional language has been added to indicate that the Company does not currently have any plans, proposals or arrangements, written or otherwise, to issue these additional shares.

4.
Please disclose in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; (iii) authorized but unreserved and available for issuance after the reverse stock split. Please also discuss the dilutive effect on your current shareholders.

The Company has added a table in response to this comment, which appears on page 9 of the revised proxy statement. In addition, language addressing the dilutive effect on the Company’s current stockholders was added on page 11 of the revised proxy statement.

5.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the reverse stock split. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

The Company has added a paragraph to describe the possible anti-takeover effects of the reverse stock split on page 11 of the revised proxy statement.

Closing Comments

In connection with responding to the Staff’s comments, the Company acknowledges that:

Securities and Exchange Commission
August 29, 2008

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the Company’s President, Richard Gathright, at (954) 308-4175 or the undersigned at (303) 892-7484 if you have any questions concerning the Company’s responses.

Sincerely,

/s/ S. Lee Terry, Jr.
S. Lee Terry, Jr.
for Davis Graham & Stubbs llp

Enclosures

cc:	Richard Gathright L. Nicholson

SMF Energy Corporation

Report of the Audit Committee (Draft)

Management is responsible for our internal controls and the financial reporting process. Our independent auditors, Grant Thornton LLP, are responsible for performing the independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and for issuing a report thereon.

In this context, the Audit Committee hereby reports as follows:

1.
The Audit Committee met with management and reviewed and discussed the annual financial statements prepared by the Company and audited by Grant Thornton LLP. The Audit Committee has discussed with the Company’s independent auditors the overall scope and plans for the audits. The Audit Committee has met with the independent auditors, with and without management present, to discuss the results of the examination and the overall quality of the Company’s financial reporting.

2.
The Audit Committee discussed with Grant Thornton LLP the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

3.
The Audit Committee received from, and discussed with, Grant Thornton LLP the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Grant Thornton LLP its independence from the Company.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended [_________], be included in the Company’s Annual Report on Form 10-K for filing with the Securities and Exchange Commission.